UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 28, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the following legal entity financial information for the third quarter of 2016, which appears immediately following this page:

1.         UBS Group AG (standalone) selected financial information

2.         UBS Switzerland AG (standalone) financial and regulatory information

3.         UBS Limited (standalone) financial and regulatory information

4.         UBS Americas Holding LLC (consolidated) selected financial information

UBS Group AG (standalone)
selected financial information

Third quarter 2016

Selected financial information¹
	For the quarter ended				Year-to-date
CHF million	30.9.16	30.6.16	31.12.15	30.9.15	30.9.16	30.9.15

Income statement
Operating income	140	3,565	121	1,111	3,833	3,123
of which: dividend income from the investment in UBS AG		3,434		1,000	3,434	2,869
of which: other operating income	140	131	121	111	399	254
Operating expenses	152	144	118	114	444	361
Operating profit / (loss) before tax	(12)	3,421	3	997	3,389	2,762
Tax expense / (benefit)	7	6	7	2	18	2
Net profit / (loss)	(20)	3,415	(3)	995	3,371	2,759

				As of
CHF million				30.9.16	30.6.16	31.12.15

Balance sheet
Total assets				50,846	49,557	48,381
of which: investment in UBS AG				40,376	40,376	40,376
of which: long-term receivables due from UBS AG²				7,573	6,533	5,171
Total liabilities				12,796	11,525	9,966
of which: additional tier 1 capital³				7,573	6,533	5,106
Equity attributable to shareholders				38,049	38,031	38,415

1 The UBS Group AG standalone selected financial information is prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations), but does not represent interim financial statements. More information on the accounting policies applied for the standalone financial statements of UBS Group AG is provided in Note 2 to the UBS Group AG standalone financial statements in the Annual Report 2015.    2 Long-term receivables due from UBS AG comprise the onward lending of the proceeds from the issuances of additional tier 1 (AT1) perpetual capital notes.    3 Comprised of long-term interest-bearing liabilities, which qualify as AT1 capital on UBS Group AG consolidated level. Compensation-related liabilities for Deferred Contingent Capital Plan (DCCP) awards granted for the performance years 2014 and 2015, which also qualify as AT1 capital, are not included.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

1

UBS Switzerland AG (standalone)
financial and regulatory information

Third quarter 2016

This document contains selected financial information as well as information related to capital adequacy, the leverage ratio and the liquidity coverage ratio, as required by the FINMA Circular 2008 / 22 “Disclosure – banks.” It also contains the overview of UBS Switzerland AG’s capital instrument key features as of 30 September 2016.

Table of contents

3	Selected financial information
3	Joint and several liability

4	Swiss SRB going and gone concern requirements and information
5	Swiss SRB loss-absorbing capacity
6	Leverage ratio information
6	Swiss SRB leverage ratio
7	BIS Basel III leverage ratio

7	Liquidity coverage ratio

8	Capital instruments

Selected financial information
	For the quarter ended				Year-to-date
CHF million	30.9.16	30.6.16	31.12.15	30.9.15	30.9.16	30.9.15¹

Income statement²
Net interest income (including credit loss expense / recovery)	869	876	819	837	2,617	1,662
Net fee and commission income	954	951	968	1,004	2,861	2,033
Net trading income	231	175	264	224	561	471
Other income from ordinary activities	31	198	12	(5)	298	67
Total operating income	2,085	2,199	2,063	2,060	6,338	4,232
Personnel expenses	529	528	525	534	1,596	1,083
General and administrative expenses	883	845	925	874	2,589	1,658
Amortization and impairment of goodwill and other intangible assets	263	263	263	263	788	525
Other operating expenses	(1)	2	6	10	6	20
Total operating expenses	1,673	1,637	1,719	1,680	4,978	3,286
Operating profit	412	562	344	380	1,359	946
Tax expense / (benefit)	96	122	81	87	308	141
Net profit / (loss)	316	440	263	293	1,051	805

	As of
CHF million	30.9.16	30.6.16	31.12.15

Balance sheet²
Cash and balances with central banks	50,304	46,418	38,701
Due from banks	7,552	4,377	3,477
Receivables from securities financing transactions	28,498	31,251	23,672
Due from customers	37,918	37,931	38,373
Mortgage loans	147,055	147,252	148,492
Financial investments	22,294	22,707	22,878
Goodwill and other intangible assets	3,675	3,938	4,463
Other assets	5,628	6,238	5,122
Total assets	302,924	300,111	285,176
Due to banks	17,174	17,772	19,280
Payables from securities financing transactions	10,580	12,116	8,997
Due to customers	247,886	242,396	231,294
Bonds issued and loans from central mortgage institutions	8,177	8,144	8,274
Other liabilities	3,906	4,799	3,183
Total liabilities	287,724	285,227	271,027
Total equity	15,200	14,884	14,149

1 Primarily represents income and expenses for the second and third quarter of 2015. During the first quarter of 2015, UBS Switzerland AG had no operations and therefore recorded virtually no profit or loss during that period.    2 The UBS Switzerland AG standalone selected financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015 / 1 and the Banking Ordinance), but does not represent interim financial statements under Swiss GAAP. Refer to Note 2 to the UBS Switzerland AG standalone financial statements in the Annual Report 2015 for more information.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, which were transferred to UBS Switzerland AG. Under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. Under certain circumstances, the Swiss Banking Act and the bank insolvency ordinance of the Swiss Financial Market Supervisory Authority (FINMA) authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of our Annual Report 2015 for more information

The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 30 September 2016, the joint liability of UBS Switzerland AG amounted to approximately CHF 95 billion.

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. In May 2016, the Swiss Federal Council adopted amendments to the too big to fail (TBTF) provisions, based on the cornerstones announced by the Swiss Federal Council in October 2015. The revised Capital Adequacy Ordinance forms the basis of a revised Swiss SRB framework, which became effective on 1 July 2016.

As of 30 September 2016, the going concern capital and leverage ratio requirements for UBS Switzerland AG (standalone) were 11.19% and 3.0%, respectively. The gone concern requirements on a phase-in basis were 3.5% for the RWA-based requirement and 1.0% for the LRD-based requirement.

→   Refer to the “Capital management” section of the UBS Group third quarter 2016 report for more information on the revised Swiss SRB framework.

Swiss SRB going and gone concern requirements and information¹
	Swiss SRB including transitional arrangements (phase-in)
As of 30.9.16	Risk-weighted assets				Leverage ratio denominator
CHF million, except where indicated	Requirement (%)²	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	8.57	11.27	7,962	10,476	2.30	3.33	7,246	10,476
Maximum high-trigger loss-absorbing additional tier 1 capital	2.63	1.34	2,439	1,247	0.70	0.40	2,205	1,247
of which: high-trigger loss-absorbing additional tier 1 capital		1.34		1,247		0.40		1,247
Total going concern	11.19³	12.62	10,401	11,724	3.00⁴	3.72	9,452	11,724
Base gone concern requirement	3.50	3.50	3,253	3,253	1.00	1.03	3,151	3,253
of which: high-trigger loss-absorbing additional tier 1 capital		0.81		753		0.24		753
of which: low-trigger loss-absorbing tier 2 capital		2.69		2,500		0.79		2,500
Total gone concern	3.50	3.50	3,253	3,253	1.00	1.03	3,151	3,253
Total loss-absorbing capacity	14.69	16.12	13,653	14,976	4.00	4.75	12,602	14,976

	Swiss SRB as of 1.1.20 (fully applied)
As of 30.9.16	Risk-weighted assets				Leverage ratio denominator
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	10.44	11.20	9,704	10,405	3.50	3.30	11,024	10,405
Maximum high-trigger loss-absorbing additional tier 1 capital	4.30	2.15	3,996	2,000	1.50	0.63	4,725	2,000
of which: high-trigger loss-absorbing additional tier 1 capital		2.15		2,000		0.63		2,000
Total going concern	14.74⁵	13.35	13,700	12,405	5.00⁶	3.94	15,749	12,405
Base gone concern requirement including applicable add-ons	14.30	2.69	13,289	2,500	5.00	0.79	15,749	2,500
of which: low-trigger loss-absorbing tier 2 capital		2.69		2,500		0.79		2,500
Total gone concern	14.30	2.69	13,289	2,500	5.00	0.79	15,749	2,500
Total loss-absorbing capacity	29.04	16.04	26,989	14,905	10.00	4.73	31,498	14,905

1 This table does not include the effect of any potential rebate.    2 The total capital ratio requirement of 14.69% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer requirements of 0.44%, of which 10% plus the effect of countercyclical buffer requirements must be satisfied with common equity tier 1 capital. The FINMA total capital requirement will be effective until it is exceeded by the Swiss SRB phase-in requirement.    3 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 3.19%, including the effect of countercyclical buffers of 0.44%.    4 Consists of a minimum leverage ratio requirement of 3%.    5 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 6.74%, including the effect of countercyclical buffers of 0.44% and applicable add-ons of 1.44%.    6 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 2%, including applicable add-ons of 0.5%.

Swiss SRB loss-absorbing capacity

As of 30 September 2016, our total loss-absorbing capacity ratio was 16.0% on a fully applied basis and 16.1% on a phase-in basis.

→   Refer to the document “UBS Switzerland AG (standalone) regulatory information – 30 June 2016” under “Disclosures for subsidiaries and branches” at www.ubs.com/investors  for prior-period information.

Swiss SRB going and gone concern information
As of 30.9.16	Swiss SRB including transitional arrangements (phase-in)	Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated

Going concern capital
Common equity tier 1 capital	10,476	10,405
High-trigger loss-absorbing additional tier 1 capital	1,247¹	2,000
Total going concern capital	11,724	12,405

Gone concern loss-absorbing capacity
High-trigger loss-absorbing additional tier 1 capital	753¹
Low-trigger loss-absorbing tier 2 capital	2,500¹	2,500
Total gone concern loss-absorbing capacity	3,253	2,500

Total loss-absorbing capacity
Total loss-absorbing capacity	14,976	14,905

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	92,929	92,929
Leverage ratio denominator	315,057	314,985

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	12.6	13.3
of which: common equity tier 1 capital ratio	11.3	11.2
Gone concern loss-absorbing capacity ratio	3.5	2.7
Total loss-absorbing capacity ratio	16.1	16.0

Leverage ratios (%)
Going concern leverage ratio	3.7	3.9
of which: common equity tier 1 leverage ratio	3.3	3.3
Gone concern leverage ratio	1.0	0.8
Total loss-absorbing capacity leverage ratio	4.8	4.7

1 Under the Swiss SRB rules, going concern capital includes CET1 and high-trigger additional tier 1 capital. Outstanding low-trigger tier 2 capital instruments will also remain available to meet the going concern capital requirements until the earlier of their maturity or first call date or 31 December 2019. However, as of 30 September 2016, CHF 753 million of high-trigger loss-absorbing additional tier 1 capital as well as the total low-trigger loss-absorbing tier 2 capital of CHF 2,500 million were used to meet the gone concern requirement.

Leverage ratio information

Swiss SRB leverage ratio

As of 30 September 2016, our total loss-absorbing capacity leverage ratio was 4.7% on a fully applied basis and 4.8% on a phase-in basis.

→   Refer to the document “UBS Switzerland AG (standalone) regulatory information – 30 June 2016” under “Disclosures for subsidiaries and branches” at www.ubs.com/investors  for prior-period information.

Swiss SRB leverage ratio
As of 30.9.16	Swiss SRB including transitional arrangements (phase-in)	Swiss SRB as of 1.1.20 (fully applied)

Leverage ratio denominator (CHF billion)
Swiss GAAP total assets	302.9	302.9
Difference between Swiss GAAP and IFRS total assets	2.4	2.4
Less derivative exposures and SFTs¹	(35.7)	(35.7)
On-balance sheet exposures (excluding derivative exposures and SFTs)	269.7	269.7
Derivative exposures	5.2	5.2
Securities financing transactions	29.2	29.2
Off-balance sheet items	11.3	11.3
Items deducted from Swiss SRB tier 1 capital	(0.4)	(0.4)
Total exposures (leverage ratio denominator)	315.1	315.0

Loss-absorbing capacity (CHF million)
Going concern capital	11,724²	12,405
of which: common equity tier 1 capital	10,476	10,405
Gone concern loss-absorbing capacity	3,253²	2,500
Total loss-absorbing capacity	14,976	14,905

Leverage ratios (%)
Going concern leverage ratio	3.7	3.9
of which: common equity tier 1 leverage ratio	3.3	3.3
Gone concern leverage ratio	1.0	0.8
Total loss-absorbing capacity leverage ratio	4.8	4.7

1 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.    2 Under the Swiss SRB rules, going concern capital includes CET1 and high-trigger additional tier 1 capital. Outstanding low-trigger tier 2 capital instruments will also remain available to meet the going concern capital requirements until the earlier of their maturity or first call date or 31 December 2019. However, as of 30 September 2016, CHF 753 million of high-trigger loss-absorbing additional tier 1 capital as well as the total low-trigger loss-absorbing tier 2 capital of CHF 2,500 million were used to meet the gone concern requirement.

BIS Basel III leverage ratio

On 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland, and UBS Switzerland AG is required to disclose BIS Basel III leverage ratio information on a quarterly basis.

The table below provides BIS Basel III leverage ratio information for UBS Switzerland AG as of 30 September 2016 according to the current disclosure requirements.

BIS Basel III leverage ratio (phase-in)
CHF million, except where indicated	30.9.16	30.6.16	31.3.16	31.12.15
Total tier 1 capital	12,476	12,489	12,495	11,968
Total exposures (leverage ratio denominator)	315,057	313,285	309,001	296,865
BIS Basel III leverage ratio (%)	4.0	4.0	4.0	4.0

Liquidity coverage ratio

BIS Basel III rules require disclosure of the liquidity coverage ratio (LCR). As a Swiss SRB, UBS Switzerland AG must maintain an LCR of at least 100% and disclose LCR information on a quarterly basis.

Liquidity coverage ratio
	Weighted value¹
CHF billion, except where indicated	Average 3Q16	Average 2Q16	Average 4Q15
High-quality liquid assets	82	81	75
Total net cash outflows	72	72	65
of which: cash outflows	106	105	106
of which: cash inflows	34	33	41
Liquidity coverage ratio (%)	114	113	115
1 Calculated after the application of haircuts and inflow and outflow rates.

Capital instruments

Capital instruments of UBS Switzerland AG - Key features
Presented according to issuance date
		Share capital	Additional Tier 1 capital	Tier 2 capital	Additional Tier 1 capital
1	Issuer (country of incorporation; if applicable, branch)	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4
2	Unique identifier (e.g., ISIN)	N/A	N/A	N/A	N/A
3	Governing law(s) of the instrument	Swiss	Swiss	Swiss	Swiss
Regulatory treatment
4	Transitional Basel III rules (1)	Common Equity Tier 1 – Going concern capital	Additional Tier 1 – Going concern capital	Tier 2 – Going concern capital (4)	Additional Tier 1 – Going concern capital
5	Post-transitional Basel III rules (2)	Common Equity Tier 1 – Going concern capital	Additional Tier 1 – Going concern capital	Tier 2 – Gone concern loss-absorbing capacity (4)	Additional Tier 1 – Going concern capital
6	Eligible at solo/group/group&solo	UBS Switzerland AG standalone	UBS Switzerland AG standalone	UBS Switzerland AG standalone	UBS Switzerland AG standalone
7	Instrument type	Ordinary shares	Loan (5)	Loan (5)	Loan (5)
8	Amount recognized in regulatory capital (Currency in million, as of most recent reporting date) (1)	CHF 10.0	CHF 1,500	CHF 2,500	CHF 500
9	Outstanding amount (par value, million)	CHF 10.0	CHF 1,500	CHF 2,500	CHF 500
10	Accounting classification (3)	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost	Due to banks held at amortized cost	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	1 April 2015	11 March 2016
12	Perpetual or dated	–	Perpetual	Dated	Perpetual
13	Original maturity date	–	–	1 April 2025	–
14	Issuer call subject to prior supervisory approval	–	Yes	Yes	Yes
15	Optional call date, subsequent call dates, if applicable, and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021
Repayable at any time after the first optional repayment date Repayment subject to FINMA's approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Contingent call dates and redemption amount	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest
			–	Early repayment possible upon a change in progressive capital component requirement, subject to FINMA's approval. Repayment amount: 101% of principal amount, together with accrued and unpaid interest	–
Coupons / dividend
17	Fixed or floating dividend / coupon	–	Floating	Floating	Floating
18	Coupon rate and any related index; frequency of payment	–	6-month CHF Libor + 370 bp per annum semi-annually	6-month CHF Libor + 200 bp per annum semi-annually	3-month CHF Libor + 459 bp per annum quarterly
19	Existence of a dividend stopper	–	No	No	No
20	Fully discretionary, partially discretionary, or mandatory	Fully discretionary	Fully discretionary	Mandatory	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No	No	No

Capital instruments of UBS Switzerland AG - Key features (continued)
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative	Cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	–	–	–	–
25	If convertible, fully or partially	–	–	–	–
26	If convertible, conversion rate	–	–	–	–
27	If convertible, mandatory or optional conversion	–	–	–	–
28	If convertible, specify instrument type convertible into	–	–	–	–
29	If convertible, specify issuer of instrument it converts into	–	–	–	–
30	Write-down feature	–	Yes	Yes	Yes
31	If write-down, write-down trigger(s)	–	– Trigger CET1 Ratio is less than 7%	– Trigger CET1 Ratio is less than 5%	– Trigger CET1 Ratio is less than 7%

 – FINMA determines a write-down necessary to ensure UBS Switzerland AG's viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG's viability

Subject to applicable conditions.

32	If write-down, full or partial	–	Full	Full	Full
33	If write-down, permanent or temporary	–	Permanent	Permanent	Permanent
34	If temporary write-down, description of write-up mechanism	–	–	–	–
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (section 745, Swiss Civil Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated, or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated, or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as unsecured, subordinated and dated obligations

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated, or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Existence of features, which prevent full recognition under Basel III	–	–	–	–
37	If yes, specify non-compliant features	–	–	–	–

(1) Based on Swiss SRB phase-in (including transitional arrangement) requirements.    (2) Based on Swiss SRB requirements applicable as of 1.1.20.    (3) As applied in UBS Switzerland AG's financial statements under Swiss GAAP.    (4) Outstanding low-trigger loss-absorbing tier 2 capital qualifies as going concern capital until the earlier of maturity or first call date and 31 December 2019. Afterwards, it qualifies to meet gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    (5) Loans granted by UBS AG, Switzerland.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Limited (standalone)
financial and regulatory information

Third quarter 2016

This document contains selected financial information as well as certain Pillar 3 disclosures as of 30 September 2016 of UBS Limited. The required Pillar 3 disclosures are prepared in accordance with the European Banking Authority (EBA) guidelines and are based upon the EU regulations, Directive 2013/36/EU and Regulation 575/2013 (together known as "CRD IV") and their related technical standards, as implemented within the UK by the Prudential Regulation Authority (PRA). Information provided in this document has not been audited by the external auditors of UBS Limited.

1

Table of contents

3	Corporate information and selected financial information

4	Regulatory information
4	Eligible regulatory capital
4	Capital requirements
5	Capital ratios
5	Leverage ratio

2

Corporate information and selected financial information

UBS Limited is a credit institution incorporated in Great Britain which is authorised by the PRA and regulated by the Financial Conduct Authority (FCA) and the PRA.

UBS Limited is a wholly owned subsidiary of UBS AG, which is a wholly owned subsidiary of UBS Group AG. Qualitative disclosures around risk management policies and processes of UBS are provided in the "Risk management" section of UBS Group AG's Annual Report 2015, available under "Annual Reporting" at www.ubs.com/investors.

Selected financial information
	As of or for the quarter ended				As of or year-to-date
GBP million	30.9.16	30.6.16	31.12.15	30.9.15	30.9.16	30.9.15

Income statement¹
Net interest income (including credit loss expense / recovery)	16	(7)	(4)	15	9	2
Net fee and commission income	181	221	208	167	593	606
Net trading income	8	32	9	17	40	9
Other income	(52)	(29)	(7)	(31)	(102)	(96)
Total operating income	153	217	206	168	540	521
Total operating expenses	142	147	142	111	426	396
Operating profit before tax	11	70	64	57	114	125
Tax expense / (benefit)	76	13	(29)	(44)	94	(23)
Net profit / (loss)	(66)	58	93	101	20	148
Total other comprehensive income	0	(2)	(6)	3	0	2

				As of
GBP million				30.9.16	30.6.16	31.12.15

Balance sheet¹
Receivables from securities financing transactions²				9,844	7,111	6,020
Trading portfolio assets				5,599	5,486	3,770
Positive replacement values				21,137	23,367	17,668
Cash collateral receivables on derivative instruments				5,739	6,907	6,027
Financial assets designated at fair value				4,119	3,993	666
Other assets				2,273	3,360	5,290
Total assets²				48,712	50,223	39,442
Due to banks				3,626	5,110	2,309
Payables from securities financing transactions²				6,301	4,398	4,025
Trading portfolio liabilities				6,420	5,057	4,787
Negative replacement values				21,895	24,590	18,040
Cash collateral payables on derivative instruments				5,553	6,149	5,966
Other liabilities				1,848	1,781	1,273
Total liabilities²				45,643	47,085	36,400
Total equity				3,069	3,137	3,042

1 The selected financial information of UBS Limited is prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and is stated in British pounds (GBP), the functional currency of the entity, but does not represent interim financial statements.    2 In the third quarter of 2016, prior-period information was corrected for receivables and payables from securities financing transactions. As a result, total assets as of 30 June 2016 and 31 December 2015 decreased by GBP 1,014 million and GBP 664 million, respectively, with equal decreases in total liabilities.

3

Regulatory information

Disclosures in this section are required Pillar 3 disclosures in accordance with EBA guidelines and include information on UBS Limited's eligible regulatory capital and capital requirements, as well as on capital and leverage ratios. There is no disclosure requirement for the liquidity coverage ratio for UBS Limited as of 30 September 2016.

The capital adequacy framework consists of three pillars, which each focus on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for credit, market and operational risk exposures of banks. Pillar 2 addresses the principles of the supervisory review process, emphasising  the need for a qualitative approach to supervising banks. Pillar 3 aims to encourage market discipline by requiring banks to publish a range of disclosures, mainly on risk and capital.

Eligible regulatory capital

Eligible regulatory capital represents the total amount of regulatory capital which is available to cover all of the risks identified under CRD IV. The table below represents the regulatory capital of UBS Limited split by class of capital, including required regulatory adjustments made.

Eligible regulatory capital
GBP million	30.9.16	30.6.16	31.12.15
CET 1 before adjustments	2,798	2,801	2,807
Regulatory adjustments	(263)	(263)	(239)
CET 1 capital	2,535	2,538	2,568
Additional tier 1 capital	235	235	235
Tier 1 capital	2,770	2,773	2,803
Tier 2 capital	682	660	587
Total eligible capital	3,452	3,433	3,390

Capital requirements

The capital requirements shown below represent the Pillar 1 capital requirements. UBS Limited has to hold capital in excess of this total amount to cover Pillar 2 obligations and the relevant regulatory buffers.

Pillar 1 capital requirements
	30.9.16		30.6.16		31.12.15
GBP million	RWA	Capital	RWA	Capital	RWA	Capital
Credit, counterparty credit risk
Central governments and central banks	3	0	2	0	2	0
Regional governments and local authorities	45	4	47	4	29	2
Public sector entities	44	4	43	3	31	2
Multilateral development banks	0	0	0	0	0	0
Institutions	1,928	154	2,217	177	1,999	161
Corporates	4,102	328	4,242	340	4,419	354
Items associated with particularly high risk	0	0	1	0	0	0
Securitisation positions	7	1	12	1	39	3
Equity	2	0	2	0	2	0
Other Items	103	8	113	9	142	11
Total credit, counterparty credit risk	6,234	499	6,679	534	6,663	533
Risk exposure amount for contribution to the default funds of central counterparties	482	39	684	55	634	51
Settlement risk	16	1	52	4	66	5
Position, foreign exchange and commodities risk	2,619	210	2,300	185	2,227	178
Operational risk	1,381	110	1,381	110	1,325	106
Credit valuation adjustment exposure	1,342	107	1,358	109	1,402	112
Large Exposures charge			318	25
Total risk-weighted assets and capital required	12,074	966	12,772	1,022	12,317	985

4

Capital ratios

The table below provides the key capital ratios of UBS Limited. They represent the capital position of UBS Limited based upon the Pillar 1 requirements defined by CRD IV.

Capital ratios
In %	30.9.16	30.6.16	31.12.15
CET1 capital ratio	21.0	19.9	20.8
Tier 1 capital ratio	22.9	21.7	22.8
Total capital ratio	28.6	26.9	27.5

Leverage ratio

The table below sets out the required disclosure for the leverage ratio of UBS Limited. The leverage ratio is calculated in accordance with the regulations defined by CRD IV.

Leverage ratio
GBP million, except where indicated	30.9.16	30.6.16	31.12.15
Tier 1 capital	2,770	2,773	2,803
Leverage ratio denominator	42,644	42,744	37,807
Leverage ratio %	6.5	6.5	7.4

5

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, UBS Limited or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

6

UBS Americas Holding LLC (consolidated) selected financial information

Third quarter 2016

1

Selected financial information¹
	For the quarter ended	Year-to-date
USD million	30.9.16	30.9.16

Income statement
Net interest income (including credit loss expense / recovery)	298	945
Net fee and commission income	1,992	5,913
Net trading income	157	376
Other income	179	416
Total operating income	2,626	7,650
Personnel expenses	1,728	5,228
General and administrative expenses	886	2,123
Other operating expenses	63	184
Total operating expenses	2,677	7,535
Operating profit / (loss) before tax	(51)	115
Tax expense / (benefit)	(1,319)	(1,304)
Net profit / (loss)	1,268	1,419

	As of
USD million	30.9.16	31.12.15

Balance sheet
Cash and balances with central banks	9,413	6,713
Due from banks	6,103	13,883
Receivables from securities financing transactions	48,518	59,446
Financials assets at fair value	18,540	8,218
Loans and other receivables from customers	51,919	49,562
Securities available for sale	6,226	5,162
Goodwill and other intangible assets	6,265	6,310
Deferred tax assets	8,960	7,689
Other assets	7,077	6,094
Total assets	163,021	163,077
Due to banks	38,950	23,262
Payables from securities financing transactions	23,828	35,359
Deposits and payables to customers	65,109	71,482
Financial liabilities at fair value	5,872	4,370
Other liabilities	6,665	9,430
Total liabilities	140,425	143,903
Total equity	22,596	19,174

1 The UBS Americas Holding LLC consolidated selected financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent interim financial statements under US GAAP.

Regulatory information

A summary of the regulatory capital components and ratios for UBS Americas Holding LLC will be available as of 10 November 2016 under "Disclosure for legal entities" at www.ubs.com/investors.

2

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

3

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS 111572), the AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333- Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

Date:  October 28, 2016